UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceição

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

EXPLANATORY NOTE

This Form 6-K/A (this “Amendment”) amends and replaces the report on Form 6-K originally furnished to the Securities and Exchange Commission on February 24, 2022 under Accession Number 0001193125-22-051892 (the “Original Form 6-K”).

We are submitting this Amendment solely to (i) correct the numbers shown under “Interbank deposits, securities purchased under agreements to resell and securities at amortized costs” in the table “Summarized Balance Sheet – Assets” in the Original Form 6-K and under “Interbank market funds, institutional market funds and other financial liabilities” in the table “Summarized Balance Sheet – Liabilities and Stockholders´ Equity” in the Original Form 6-K; and (ii) correct the name of the line item “Interbank deposits, securities purchased under agreements to resell and securities at amortized cost”, which should read “Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and voluntary investments with the Central Bank of Brazil”.

We are hereby re-submitting the Original Form 6-K in its entirety, including the Exhibit thereto and replacing it by this Amendment. All other text of the Original Form 6-K remains the same, including, but not limited to, its Exhibit. This Amendment does not affect our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 furnished as an Exhibit to the Original Form 6-K.

EXHIBIT INDEX

99.1	Form 6-K – 4Q2021 MTN Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2022

Itaú Unibanco Holding S.A.

By: /s/ Milton Maluhy Filho
Name: Milton Maluhy Filho
Title: Chief Executive Officer

By: /s/ Alexsandro Broedel
Name: Alexsandro Broedel
Title: Chief Financial Officer

4